UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 16)

SPECTRUM BRANDS HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

84763R101
(CUSIP Number)
Ehsan Zargar Chief Operating Officer and General Counsel HRG Group, Inc. 450 Park Avenue, 29th Floor New York, New York 10022 (212) 906-8555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84763R101
1.	Names of Reporting Persons HRG Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,339,752
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,339,752
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,339,752
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 59.6%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer.

This Amendment No. 16 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed on January 18, 2011, as amended by Amendment No. 1 to the Schedule 13D filed by the undersigned on July 1, 2011, Amendment No. 2 to Schedule 13D filed by the undersigned on July 26, 2011, Amendment No. 3 to Schedule 13D filed by the undersigned on August 2, 2011, Amendment No. 4 to Schedule 13D filed by the undersigned on September 16, 2011, Amendment No. 5 to Schedule 13D filed by the undersigned on December 13, 2011, Amendment No. 6 to Schedule 13D filed by the undersigned on January 20, 2012, Amendment No. 7 to Schedule 13D filed by the undersigned on February 9, 2012, Amendment No. 8 to Schedule 13D filed by the undersigned on March 14, 2012, Amendment No. 9 to Schedule 13D filed by the undersigned on April 5, 2012, Amendment No. 10 to Schedule 13D filed by the undersigned on October 26, 2012, Amendment No. 11 to Schedule 13D filed by the undersigned on March 21, 2013, Amendment No. 12 to Schedule 13D filed by the undersigned on June 7, 2013, Amendment No. 13 to Schedule 13D filed by the undersigned on December 3, 2014, Amendment No. 14 to Schedule 13D filed by the undersigned on May 27, 2015 and Amendment No. 15 to Schedule 13D filed by the undersigned on January 17, 2017 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 per share (the “Shares” or “Issuer common stock”), of Spectrum Brands Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3001 Deming Way, Middleton, Wisconsin 53562.

Item 2. Identify and Background.

Schedule A, containing the information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of HRG, under the heading “HRG Executive Officers and Directors,” is hereby amended and restated in its entirety in the form attached hereto.

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following:

“On December 17, 2017, HRG delivered a letter to the Issuer requesting changes in the composition of the Issuer’s Board of Directors and the Nominating and Corporate Governance Committee thereof in accordance with the terms of the Issuer’s existing governance arrangements (the “December 17 Letter”). A copy of this letter is filed as Exhibit W to Item 7 hereof and is incorporated into this Item 4 by reference.

On December 19, 2017, HRG delivered a letter to the Special Committee of the Board of Directors of the Issuer regarding a potential transaction involving HRG and the Issuer (the “December 19 Letter”). A copy of this letter is filed as Exhibit X to Item 7 hereof and is incorporated into this Item 4 by reference. There can be no assurances that this potential transaction, or any other potential transaction involving HRG and the Issuer, will be consummated, or if a transaction is undertaken, as to its terms or timing. HRG does not intend to provide any further updates or public disclosures until such time as it determines in its sole discretion, as required by law and/or it has entered into definitive documentation with respect to such a transaction.”

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety as follows:

“References to percentage ownerships of Shares in this Schedule 13D are based upon the 57,626,070 Shares stated to be outstanding as of November 14, 2017 by the Issuer in its Annual Report on Form 10-K for fiscal year ended September 30, 2017 filed with the SEC on November 16, 2017. Each of the HRG Entities specifically disclaims beneficial ownership in the Shares reported herein or otherwise owned except to the extent it actually exercises voting or dispositive power with respect to such Shares.”

(a, b) As of the date hereof, HRG may be deemed to be the beneficial owner of 34,339,752 shares of Issuer common stock, constituting 59.6% of the outstanding shares of Issuer common stock. HRG has the sole power to vote or direct the vote of 0 shares of Issuer common stock; has the shared power to vote or direct the vote of 34,339,752 shares of Issuer common stock; has sole power to dispose or direct the disposition of 0 shares of Issuer common stock; and has shared power to dispose or direct the disposition of 34,339,752 shares of Issuer common stock.

(c) The Reporting Persons have not effected any transaction in the Shares during the past 60 days.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7. Material to be Filed as Exhibits.

Exhibit W: December 17 Letter

Exhibit X: December 19 Letter

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HRG GROUP, INC.

By:	/s/ Ehsan Zargar
	Name:	Ehsan Zargar
	Title:	Chief Operating Officer and General Counsel

December 19, 2017

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. § 1001).

Schedule A

HRG Executive Officers and Directors

Name	Business Address	Citizenship	Principal Occupation
Joseph S. Steinberg	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Chairman of the Board and Chief Executive Officer
David M. Maura	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director
Curtis Glovier	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director
Frank Ianna	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director
Gerald Luterman	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director
Andrew McKnight	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director
Andrew Whittaker	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director
George Nicholson	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Senior Vice President, Chief Financial Officer and Chief Accounting Officer
Ehsan Zargar	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	Canada	Chief Operating Officer and General Counsel